

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2019

Kathryn Austin
President and Chief Executive Officer
Community Bancorp.
4811 US Route 5
Derby, Vermont 05829

      Re: Community Bancorp.
          Form 10-K for Fiscal Year Ended December 31, 2018
          Filed March 15, 2019
          Form 10-Q for Fiscal Quarter Ended March 31, 2019
          Filed May 9, 2019
          File No. 000-16435

Dear Ms. Austin:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Financial Services